Crowdmed

PROFIT AND LOSS
October - December, 2019

	TOTAL
Income	
Sales Income	41,496.12
Total Income	**$41,496.12**
Cost of Goods Sold	
Panel Expense	8,558.07
Patient Refund	3,185.00
Total Cost of Goods Sold	**$11,743.07**
GROSS PROFIT	**$29,753.05**
Expenses	
Advertising	
Google	3,502.08
Total Advertising	**3,502.08**
Bank Charges	422.91
Contractor	2,000.00
Austen Legler	2,550.00
Lead Genius/Mobileworks	3,000.00
Mandy Musselwhite	4,200.00
Marketmeguru	22,500.00
MSB Endeavors	1,175.00
Total Contractor	**35,425.00**
Employee	
Health Insurance	1,283.91
Payroll Fee	263.00
Payroll Tax Expenses	2,291.94
Thorne	30,000.00
Total Employee	**33,838.85**
Healthcare	149.00
Marketing	
Conference	532.07
Total Marketing	**532.07**
PayPal Fee	0.04
Professional Fees	7,115.66
Accounting	900.00
Legal	1,783.00
Total Professional Fees	**9,798.66**
Shipping/Transport	215.10
Software	4,282.21
Stripe Fees	1,182.79
Taxes & Licenses	651.58
Travel	14.00

Crowdmed

PROFIT AND LOSS
October - December, 2019

	TOTAL
Utilities	
Telecommunications	105.00
Total Utilities	**105.00**
Video Conferencing	44.97
Web Hosting	3,066.60
Web Services	1,192.28
Amazon	651.89
DNSimple	9.00
General	538.93
Github	177.00
Sendgrid	89.85
Total Web Services	**2,658.95**
Total Expenses	**$95,889.81**
NET OPERATING INCOME	**$ -66,136.76**
NET INCOME	**$ -66,136.76**